Exhibit 99.1

ASUR Files Form 20-F with the U.S. Securities and Exchange Commission

MEXICO CITY, April 8, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, announces that its annual report on Form 20-F for the year ended December 31, 2021, has been filed with the U.S. Securities and Exchange Commission and is available on ASUR's website, www.asur.com.mx.

Investors can receive a printed copy of the report free of charge by calling The Bank of New York Mellon at 1-212-815-2838.

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com